Righting Fate Series, Inc.

1230 Peachtree Street North East

19th Floor

Atlanta, GA 30309

(678) 453-6524

VIA EDGAR

March 26, 2019

John Stickel

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, DC 20549

Re:Righting Fate Series, Inc.

Offering Statement on Form 1-A

File No. 024-10949

CIK No. 0001737569

Dear Mr. Stickel:

On behalf of Righting Fate Series, Inc., I hereby request qualification of the above-referenced statement at 4 P.M. Eastern Time, on March 27, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/Anthony E. Miller

Anthony Miller

President

Righting Fate Series, Inc.